DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

March 11, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Steve Lo, Kimberly Calder, Timothy S. Levenberg and Laura Nicholson

Re: GigCapital7, Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 17, 2026

File No. 333-291477

Dear Mr. Lo, Ms. Calder, Mr. Levenberg, and Ms. Nicholson:

Set forth below are responses to the comment that was provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated March 9, 2026, regarding the above-referenced filing (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comment, concurrently with the filing of this letter, GigCapital7 will file Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to the Amended Registration Statement if referring to the Staff’s comment, or to Amendment No. 3 if in the response.

Amendment No. 2 to Registration Statement on Form S-4 filed on February 17, 2026

The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware..., page 110

1.

We note your response to prior comment 2. Please revise to clarify whether, and if so how, Section 11.1(a) of the proposed Domesticated GigCapital7 Charter applies to Exchange Act claims. For example, we note the provision set forth in Section 11.1(a) selecting the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware for certain claims that are not internal corporate claims. We also note that the combined company will be incorporated in Delaware. Please also ensure that your disclosure in this section is consistent with your disclosure on page 188. In that regard, we note your disclosure on page 188 regarding the exclusive forum provision in the Proposed Post-Closing Certificate of Incorporation states that “[t]hese provisions” do not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or to any other claim for which the U.S. federal courts have exclusive jurisdiction.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 111 and 188-190 of Amendment No. 3.

*  * *

U.S. Securities and Exchange Commission

March 11, 2026

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi Katz
Samuel Gibson
Andrew M. Tucker, Esq.

Enclosures